ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from

3 April to 8 May 2008

DATE DETAILS

8.5.08 Directors Interests — Share Incentive Plan — monthly update

1.5.08 Voting Rights and Capital (NGplc monthly update)

24.4.08 Director’s share interests- K Harvey update

15.4.08 Voting Rights and Capital (Transfer of shares out of Treasury)

8.4.08 Directors Interests — Share Incentive Plan — monthly update

3.4.08 Voting Rights and Capital (Transfer of shares out of Treasury)

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 3, 4, 7, 8, 9, 10, 11, 14, 15, 16, 17, 18, 21, 22, 23, 24, 25, 28, 29, and 30 April and 1, 2, 6, 7, 8, May 2008- in respect of repurchases on each preceding business day.

Notes:	Target for next routine 6-K: Early June 2008. Next expected ‘same day 6-K’- 15th May-

ANNEX 2 – Copy Announcements as sent

FORM 6-KSECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from

3 April to 8 May 2008-05-09

National Grid plc (“NG”)

8th May 2008

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,514 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Wednesday 7th May, at a price of 703 pence per share, on behalf of some 2,500 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	18 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	311,124 Ordinary Shares

Steven Holliday	679,282 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

1 May 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 125,224 shares held in Treasury were transferred late yesterday to share scheme participants. Following this change, National Grid plc’s registered capital at close of 30 April 2008 consists of 2,581,913,516 ordinary shares, of which 78,242,605 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,503,670,911 shares with voting rights.

The figure of 2,503,670,911 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (NG.)

24 April 2008

Directors Interests in Shares – B Shares Conversion

Subsequent to the conversion of all outstanding former National Grid ‘B’ shares, Ken Harvey has received confirmation from his investment manager of the resulting ordinary share interest.

			Resulting total
	Number of B Shares	Additional Ordinary	interest in
Director	Converted	Share Interest	NG.Ordinary shares

K Harvey	3,874	341	3,740

—
Contact:
D C Forward
Assistant Secretary
0207 004 3226

15 April 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 4,500 shares held in Treasury were transferred late yesterday, and a further 189,511 shares were transferred today, to share scheme participants. Following these changes, National Grid plc’s registered capital at close of 15 April 2008 consists of 2,581,913,516 ordinary shares, of which 72,292,829 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,509,620,687 shares with voting rights.

The figure of 2,509,620,687 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

8th April 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 31,535 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on Monday 7th April, at a price of 728.5 pence per share, on behalf of some 2,500 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares

Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	311,106 Ordinary Shares

Steven Holliday	679,264 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

3 April 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 1,189,488 shares held in Treasury were transferred late yesterday to share scheme participants. Following this change, National Grid plc’s registered capital at close of 2 April 2008 consists of 2,581,913,516 ordinary shares, of which 68,361,840 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,513,551,676 shares with voting rights.

The figure of 2,513,551,676 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc – Transaction in Own Shares
3 April 2008

National Grid plc announces that on 2 April 2008 it purchased 620,000 of its ordinary shares at a price of 716.32 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,509,987,188 and the number of ordinary shares in Treasury will be 71,926,328

End

National Grid plc – Transaction in Own Shares

4 April 2008

National Grid plc announces that on 3 April 2008 it purchased 500,000 of its ordinary shares at a price of 724.55 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,510,676,676 and the number of ordinary shares in Treasury will be 71,236,840.

End

National Grid plc – Transaction in Own Shares

7 April 2008

National Grid plc announces that on 4 April 2008 it purchased 300,000 of its ordinary shares at a price of 725.88 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,510,376,676 and the number of ordinary shares in Treasury will be 71,536,840.

End

National Grid plc – Transaction in Own Shares

8 April 2008

National Grid plc announces that on 7 April 2008 it purchased 300,000 of its ordinary shares at a price of 728.72 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,510,076,676 and the number of ordinary shares in Treasury will be 71,836,840.

End

National Grid plc – Transaction in Own Shares

9 April 2008

National Grid plc announces that on 8 April 2008 it purchased 250,000 of its ordinary shares at a price of 729.84 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,509,826,676 and the number of ordinary shares in Treasury will be 72,086,840.

End

National Grid plc – Transaction in Own Shares

10 April 2008

National Grid plc announces that on 9 April 2008 it purchased 400,000 of its ordinary shares at a price of 720.81 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,509,426,676 and the number of ordinary shares in Treasury will be 72,486,840.

End

National Grid plc – Transaction in Own Shares

11 April 2008

National Grid plc announces that on 10 April 2008 it purchased 400,000 of its ordinary shares at a price of 721.86 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,509,026,676 and the number of ordinary shares in Treasury will be 72,886,840.

End

National Grid plc – Transaction in Own Shares

14 April 2008

National Grid plc announces that on 11 April 2008 it purchased 370,000 of its ordinary shares at a price of 727.70 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,508,656,676 and the number of ordinary shares in Treasury will be 73,256,840.

End

National Grid plc – Transaction in Own Shares

15 April 2008

National Grid plc announces that on 14 April 2008 it purchased 290,000 of its ordinary shares at a price of 723.50 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,508,371,176 and the number of ordinary shares in Treasury will be 73,542,340.

End

National Grid plc – Transaction in Own Shares

16 April 2008

National Grid plc announces that on 15 April 2008 it purchased 470,000 of its ordinary shares at a price of 723.79 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,508,090,687 and the number of ordinary shares in Treasury will be 73,822,829.

End

National Grid plc – Transaction in Own Shares

17 April 2008

National Grid plc announces that on 16 April 2008 it purchased 350,000 of its ordinary shares at a price of 725.64 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,507,740,687 and the number of ordinary shares in Treasury will be 74,172,829.

End

National Grid plc – Transaction in Own Shares

18 April 2008

National Grid plc announces that on 17 April 2008 it purchased 470,000 of its ordinary shares at a price of 720.28 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,507,270,687and the number of ordinary shares in Treasury will be 74,642,829.

End

National Grid plc – Transaction in Own Shares

21 April 2008

National Grid plc announces that on 18 April 2008 it purchased 660,000 of its ordinary shares at a price of 713.50 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,506,610,687 and the number of ordinary shares in Treasury will be 75,302,829.

End

National Grid plc – Transaction in Own Shares

22 April 2008

National Grid plc announces that on 21 April 2008 it purchased 525,000 of its ordinary shares at a price of 702.65 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,506,085,687 and the number of ordinary shares in Treasury will be 75,827,829.

End

National Grid plc – Transaction in Own Shares

23 April 2008

National Grid plc announces that on 22 April 2008 it purchased 350,000 of its ordinary shares at a price of 702.36 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,505,735,687 and the number of ordinary shares in Treasury will be 76,177,829.

End

National Grid plc – Transaction in Own Shares

24 April 2008

National Grid plc announces that on 23 April 2008 it purchased 1,100,000 of its ordinary shares at a price of 694.86 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,504,635,687 and the number of ordinary shares in Treasury will be 77,277,829.

End

National Grid plc – Transaction in Own Shares

25 April 2008

National Grid plc announces that on 24 April 2008 it purchased 450,000 of its ordinary shares at a price of 704.64 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,504,185,687 and the number of ordinary shares in Treasury will be 77,727,829.

End

National Grid plc – Transaction in Own Shares

28 April 2008

National Grid plc announces that on 25 April 2008 it purchased 640,000 of its ordinary shares at a price of 711.42 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,503,545,687 and the number of ordinary shares in Treasury will be 78,367,829.

End

National Grid plc – Transaction in Own Shares

29 April 2008

National Grid plc announces that on 28 April 2008 it purchased 265,000 of its ordinary shares at a price of 707.82 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,503,280,687 and the number of ordinary shares in Treasury will be 78,632,829.

End

National Grid plc – Transaction in Own Shares

30 April 2008

National Grid plc announces that on 29 April 2008 it purchased 700,000 of its ordinary shares at a price of 699.34 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,502,580,687 and the number of ordinary shares in Treasury will be 79,332,829.

End

National Grid plc – Transaction in Own Shares

1 May 2008

National Grid plc announces that on 30 April 2008 it purchased 715,000 of its ordinary shares at a price of 698.50 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,501,865,687 and the number of ordinary shares in Treasury will be 80,047,829.

End

National Grid plc – Transaction in Own Shares

2 May 2008

National Grid plc announces that on 1 May 2008 it purchased 216,000 of its ordinary shares at a price of 699.98 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,501,774,911 and the number of ordinary shares in Treasury will be 80,138,605.

End

National Grid plc – Transaction in Own Shares

6 May 2008

National Grid plc announces that on 2 May 2008 it purchased 460,000 of its ordinary shares at a price of 711.39 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,501,314,911 and the number of ordinary shares in Treasury will be 80,598,605.

End

National Grid plc – Transaction in Own Shares

7 May 2008

National Grid plc announces that on 6 May 2008 it purchased 310,000 of its ordinary shares at a price of 706.40 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,501,004,911 and the number of ordinary shares in Treasury will be 80,908,605.

End

National Grid plc – Transaction in Own Shares

8 May 2008

National Grid plc announces that on 7 May 2008 it purchased 380,000 of its ordinary shares at a price of 703.67 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,500,624,911 and the number of ordinary shares in Treasury will be 81,288,605.

End